                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                             Harmony Holdings, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    41322310
           --------------------------------------------------------
                                 (CUSIP Number)

                              Avron L. Gordon, Esq.
                             Brett D. Anderson, Esq.
                             Briggs and Morgan, P.A.
                                 2400 IDS Center
                              Minneapolis, MN 55402
                                 (612) 334-8400
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 21, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.





------------------------------
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)

                              Page 1 of 142 Pages

CUSIP No. 41322310                   13D                 Page   2 of 142 Pages
          ---------                                            ---   ---

-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Person

     Children's Broadcasting Corporation
     41-1663712
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WD, BK, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(D) or 2(E)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     MINNESOTA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,919,231
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,919,231
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,919,231
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     27.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1:   Security and Issuer.

          The title of the class of equity securities to which this statement relates is Common Stock. The issuer of such securities is Harmony Holdings, Inc. ("Harmony"), a Delaware corporation, with its principal executive offices at 1990 Westwood Boulevard, Suite 310, Los Angeles, California 90025.

Item 2:   Identity and Background.

          This statement is filed by Children's Broadcasting Corporation (the "Company"), a Minnesota corporation, which is a full-time national broadcaster of children's radio in the United States with its principal business and principal executive offices at 724 First Street North, Minneapolis, Minnesota 55401.

          The attached Schedule I is a list of the executive officers and directors of the Company which contains the following information regarding each person listed on such schedule:

               (a)  name;

               (b)  residence or business address;

               (c) present principal occupation or employment and, if other than Children's Broadcasting Corporation, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

               (d)  citizenship.

          During the past five years, neither the Company nor, to the best of the Company's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:   Source and Amount of Funds or Other Consideration.

          On July 21, 1997, the Company, Harvey Bibicoff ("Bibicoff") and Harmony entered into an agreement (the "Bibicoff Stock Purchase Agreement") whereby Bibicoff agreed to sell, and the Company agreed to buy, 600,000 shares of Common Stock of Harmony (the "Bibicoff Shares"), together with options to purchase 550,000 shares of Common Stock of Harmony (the "Options") at an exercise price of $1.50 per share, for $1,760,000. In addition

                                 (Page 3 of 142 Pages)
          to such cash consideration, the Company issued 60,000 shares of its Common Stock, par value $.02 per share, to Bibicoff. Such shares had a fair market value of $247,500 based upon the last reported sale price for such stock on July 22, 1997.

          On July 21, 1997, the Company and Unimedia S.A. ("Unimedia"), a privately held societe anonyme organized and existing under the laws of France, entered into an agreement (the "Unimedia Stock Purchase Agreement") whereby Unimedia agreed to sell, and the Company agreed to buy, 1,000,000 shares of Common Stock of Harmony (the "Unimedia Shares") and Unimedia agreed to dismiss the litigation entitled UNIMEDIA S.A. V. HARMONY HOLDINGS, INC. AND HARVEY BIBICOFF, case no. CV 96-7109 JGD (RNBx), pending in the United States District Court for the Central District of California, for $2,600,000. The Company assigned its right to buy 230,769 of the Unimedia Shares to Harmony, thereby reducing the number of issued and outstanding shares of Common Stock of Harmony and resulting in a purchase price to the Company of $2,000,000.

          The closing on the purchase of the Bibicoff Shares and the Options occurred on July 22, 1997. The closing on the purchase of the Unimedia Shares occurred on July 25, 1997.

          Funds for the transactions described above originated from multiple sources: (i) $2,400,000 pursuant to the Company's Amended and Restated Loan and Security Agreement with Foothill Capital Corporation, (ii) $500,000 pursuant to a loan from Pyramid Partners, L.P., an entity controlled by Richard W. Perkins, a director of the Company, (iii) $500,000 pursuant to a loan from Rodney P. Burwell, a director of the Company, (iv) $250,000 pursuant to a loan from William
          M. Toles, a shareholder of the Company, and (v) $110,000 of the Company's working capital. The 10.0% percent one-year loans listed in items (ii) through (iv) above are secured by 192,308, 192,308 and 96,154 shares of Harmony's Common Stock reported herein, respectively. In addition to receiving promissory notes from the Company, such lenders received five-year warrants to purchase 50,000, 50,000 and 25,000 shares of the Company's Common Stock, respectively, at an exercise price of $4.00 per share. The Company's Board of Directors has approved the related party transactions listed in items (ii) and
          (iii).

Item 4:   Purpose of Transaction.

          The Common Stock acquired by the Company pursuant to the Bibicoff Stock Purchase Agreement and the Unimedia Stock Purchase Agreement (collectively, the "Stock Purchase Agreements") has been acquired for investment purposes. The Reporting Person reserves the right to purchase additional shares or to sell shares if it deems such action to be in its best interest.

          Immediately following the closing of the transactions described in the Stock Purchase Agreements, Bibicoff resigned as Chairman of the Board and as a

                                 (Page 4 of 142 Pages)
          director of Harmony. The other members of the Board of Directors of Harmony, before resigning, elected Christopher T. Dahl, a director of the Company, as a director of Harmony and appointed him Chairman of the Board of Harmony. Mr. Dahl appointed two directors, Richard W. Perkins, a director of the Company, and William M. Toles, a shareholder of the Company, to fill the vacancies on the Board of Directors of Harmony. The new Board of Directors created one new board position and appointed William E. Cameron to fill such position. Prior to the closing on the purchase of the Bibicoff Shares and the Options, Bibicoff entered into an amended and restated employment agreement with Harmony to serve as Harmony's Chief Executive Officer for a period of two years.

          Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of
          Schedule 13D.

Item 5:   Interest in Securities of the Issuer.

          (a) As of the date of this Schedule 13D, the Reporting Person owns 1,919,231 shares of Common Stock of Harmony, including 550,000 shares of Common Stock subject to currently exercisable options, which constitute approximately 27.4% of the outstanding Common Stock of Harmony.

          (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,919,231 shares of Common Stock of Harmony.

          (c)  Not applicable.

          (d) In the event of default under the promissory notes described above, Pyramid Partners, L.P., Rodney P. Burwell and William M. Toles have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 192,308, 192,308, and 96,154 shares of Common Stock, reported herein, respectively.

          (e)  Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Reporting Person acquired a portion of the shares of Common Stock of Harmony reported herein pursuant to the Bibicoff Stock Purchase Agreement. Such agreement provides that Bibicoff will not acquire any securities of Harmony for a period of three years, other than shares of Common Stock to be acquired upon the exercise of stock options currently held by him.

          The Reporting Person and Harmony entered into a Registration Rights Agreement pursuant to which Harmony has agreed to register the shares of Common Stock reported herein, including the shares of Common Stock underlying derivative securities reported herein, and such other shares of

                                 (Page 5 of 142 Pages)

          Common Stock of Harmony which may be acquired by the Company from Unimedia, Bibicoff, Philip Bibicoff, or Harmony.

Item 7:   Material to be Filed as Exhibits.

          (1) Stock Purchase Agreement among Children's Broadcasting Corporation, Harvey Bibicoff and Harmony Holdings, Inc., dated July 21, 1997.

          (2) Stock Purchase Agreement among Children's Broadcasting Corporation and Unimedia S.A., dated July 21, 1997.

          (3) Amended and Restated Loan and Security Agreement by and between Children's Broadcasting Corporation and Foothill Capital Corporation, dated as of July 1, 1997.

          (4)  Promissory Note with Pyramid Partners, L.P.

          (5)  Promissory Note with Rodney P. Burwell.

          (6)  Promissory Note with William M. Toles.

          (7) Registration Rights Agreement by and among Children's Broadcasting Corporation and Harmony Holdings, Inc., dated July 22, 1997.

                                 (Page 6 of 142 Pages)

                                    SIGNATURE

     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Dated: July 31, 1997

                         CHILDREN'S BROADCASTING CORPORATION



                         By: /s/ Christopher T. Dahl
                             -------------------------------------------------
                                 Christopher T. Dahl
                                 Chairman of the Board, President and
                                 Chief Executive Officer


                                 (Page 7 of 142 Pages)

                                   Schedule I

Executive Officers and Directors of Children's Broadcasting Corporation

     The name, business address, principal occupation or employment and citizenship of each executive officer and director is set forth below.

                          Residence Address or
                          Principal Business       Occupation or
                          Address and, if          Employment or       Citizenship
                          different, Address       Principal           or Place of
Name                      of Principal Office      Business            Organization
-----------------------   -----------------------  ---------------     --------------
EXECUTIVE OFFICERS OF CHILDREN'S BROADCASTING CORPORATION:

  Christopher T. Dahl     724 First Street North   President, Chief    U.S.A.
                          Minneapolis, MN 55401    Executive Officer
                                                   and Chairman of
                                                   the Board

  James G. Gilbertson     724 First Street North   Chief Operating     U.S.A.
                          Minneapolis, MN 55401    Officer, Chief
                                                   Financial Officer
                                                   and Treasurer

  Lance W. Riley          724 First Street North   General Counsel     U.S.A.
                          Minneapolis, MN 55401    and Secretary

  Gary W. Landis          724 First Street North   Executive Vice      U.S.A.
                          Minneapolis, MN 55401    President of
                                                   Programming

  Melvin E. Paradis       724 First Street North   Executive Vice      U.S.A.
                          Minneapolis, MN 55401    President of
                                                   Operations

  Barbara A. McMahon      724 First Street North   Executive Vice      U.S.A.
                          Minneapolis, MN 55401    President of
                                                   Affiliate
                                                   Relations

  Rick E. Smith           724 First Street North   Executive Vice      U.S.A.
                          Minneapolis, MN 55401    President of
                                                   National Sales

  Denny J. Manrique       724 First Street North   Executive Vice      U.S.A.
                          Minneapolis, MN 55401    President of


                            (Page 8 of 142 Pages)


                                                   Sales Development

DIRECTORS OF CHILDREN'S BROADCASTING CORPORATION:

  Christopher T. Dahl     724 First Street North   President, Chief    U.S.A.
                          Minneapolis, MN 55401    Executive Officer
                                                   and Chairman of
                                                   the Board

  Richard W. Perkins      730 East Lake Street     President and       U.S.A.
                          Wayzata, MN 55391        CEO of Perkins
                                                   Capital Management, Inc.
                                                   (a registered
                                                   investment
                                                   adviser)

  Rodney P. Burwell       7901 Xerxes Ave. S.      Chairman of         U.S.A.
                          Minneapolis, MN 55431    Xerxes
                                                   Corporation (a
                                                   manufacturer of
                                                   fiberglass
                                                   tanks)

  Mark A. Cohn            7101 Winnetka Ave. N.    Co-founder and      U.S.A.
                          Minneapolis, MN 55428    CEO of Damark
                                                   International, Inc.
                                                   (a direct marketer
                                                   of brand name
                                                   and general
                                                   merchandise
                                                   products)

  Russell Cowles II(1)    2754 W. Lake of the      Trustee of the      U.S.A.
                          Isles Pkwy.              Cowles Family
                          Minneapolis, MN 55416    Voting Trust
                                                   (holder of a
                                                   majority share
                                                   of the voting
                                                   stock of Cowles
                                                   Media Corporation,
                                                   a newspaper,
                                                   magazine and
                                                   book publisher


-----------------------
  (1) Subject to the approval of the Federal Communications Commission.


                            (Page 9 of 142 Pages)


                                                   and information
                                                   service provider)



                            (Page 10 of 142 Pages)

                                  Exhibit Index

Exhibit
Number         Description
---------      -------------------------------------------------------------


1 Stock Purchase Agreement among Children's Broadcasting Corporation, Harvey Bibicoff and Harmony Holdings, Inc., dated July 21, 1997.

2 Stock Purchase Agreement among Children's Broadcasting Corporation and Unimedia S.A., dated July 21, 1997.

3 Amended and Restated Loan and Security Agreement by and between Children's Broadcasting Corporation and Foothill Capital Corporation, dated as of July 1, 1997.

4              Promissory Note with Pyramid Partners, L.P.

5              Promissory Note with Rodney P. Burwell.

6              Promissory Note with William M. Toles.

7 Registration Rights Agreement by and among Children's Broadcasting Corporation and Harmony Holdings, Inc., dated July 22, 1997.



                            (Page 11 of 142 Pages)